SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                    Systems & Computer Technology Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    871873105
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                                 (CUSIP Number)


                               Elizabeth F. Bosco
                       Tocqueville Asset Management L.P.
                                 1675 Broadway
                               New York, NY 10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  871873105
           ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tocqueville Asset Management L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,149,270

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

          2,149,270

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,149,270

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.39%

14.  TYPE OF REPORTING PERSON

      PN

     This Amendment No. 1 amends the Schedule 13D previously filed on April 28, 2003. The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share of Systems & Computer Technology Corporation.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter from The Reporting Person to the Chairman of the Board of Directors of the Issuer.

     This Exhibit replaces Exhibit A on the Schedule 13D previously filed by the Reporting Person on April 28, 2003 to correct an error in the name of the Chairman, such error was due to an administrative oversight.

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      April 28, 2004
                                        ---------------------------------------
                                                          (Date)


                                           TOCQUEVILLE ASSET MANAGEMENT L.P.*

                                           BY: /s/ Elizabeth F. Bosco*
                                        ----------------------------------------
                                        Name: Elizabeth F. Bosco
                                        Title: Compliance Officer


* The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interests therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A
                                    ---------

April 25, 2003

Allen R. Freedman
Chairman
Board of Directors
Systems & Computer Technologies Corporation
4 County View Road
Malvern, Pennsylvania 19355-1408

Dear Mr. Freedman:

     Tocqueville Asset Management is a large and long time shareholder of Systems & Computer Technologies. We have closely followed the company's fortunes over the past seven years, meeting and speaking frequently with management. We have watched as new strategies have been employed. We have discussed with management shifts in strategy, as well as operational issues. We have also made suggestions to management regarding ways to maximize shareholder value. Based on our familiarity with the company, its management, operations, strategy, and its long-term share price performance, we have concluded that the company, as it is currently configured and managed, is unable to bring to the surface the inherent values we see in the business enterprise. Consequently, we strongly urge the Board to hire an independent investment banker to pursue new strategies to enhance shareholder value. Such new strategies could include seeking a merger partner, or a recapitalization of the company.

     Tocqueville Asset Management is one of a small number of large long-term shareholders of SCTC. Indeed the top ten shareholders, including Tocqueville, represent nearly 50% of the outstanding shares. We intend to contact these other large shareholders to explain our rationale and seek their support for this proposal. We would also appreciate the opportunity to discuss the reasons behind our proposal with you and other members of the Board of Directors. We look forward to hearing from you.


Sincerely,


52276.0001 #401367